SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ORBIT INTERNATIONAL CORP.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

685559-10-6
(CUSIP Number)

Elliot H. Lutzker, Esq.
Snow Becker Krauss P.C.
605 Third Avenue, New York, New York 10158-0125
(212) 687-3860
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

January 27, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of
Section 18 of the Securities Exchange Act of 1934 (the ?Act?) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No. 685559-10-6

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1)	Name of Reporting Person - I.R.S. Identification Nos. of above person.
Mitchell Binder
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2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [   ]
(b) [X]
___________________________________
_________________________________________________________
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3)	SEC Use Only

_______________________________________________
_____________________________________________
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4)	Source of Funds (See Instructions)
OO (Grant of Option)
___________________________________________
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5)	Check Box If Disclosure of Legal Proceedings Is
Required Pursuant to Items 2(d) or 2(e).. [  ]
_____________________________________________
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6)	Citizenship or Place of Organization
 U.S.A.
____________________________________________
_______________________________________________
_
                                             7)            Sole Voting Power
170,762

NUMBER	8)	Shared Voting Power
OF SHARES		0
BENEFICIALLY
OWNED BY	9)	Sole Dispositive Power
EACH	             170,762

REPORTING
PERSON WITH	10)	Shared Dispositive Power
0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
170,762
____________________________________________
________________________________________________
_
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares	(See Instructions)    [   ]
___________________________________________
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13)	Percent of Class Represented by Amount in Row (11)
7.48%
___________________________________________
_________________________________________________
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14)	Type of Reporting Person (See Instructions)
IN
___________________________________________
_________________________________________________
_


Item 1.	Security and Issuer.

This statement (this ?Statement?) relates to the common stock, par value $0.10 per share (?Common Stock?)
of Orbit International Corp., a Delaware corporation (?Orbit?). The principal executive offices of Orbit are located at 80 Cabot Court, Hauppauge, New York 11788.


Item 2.	Identity and Background.

(a)	This Statement is being filed by Mitchell Binder.

(b)	The business address of Mitchell Binder is c/o
Orbit International Corp., 80 Cabot Court,
Hauppauge, New York 11788.

(c)	Mitchell Binder is Vice President-Finance, Chief
Financial Officer and a director of Orbit. Orbit is engaged in the design, manufacture and sale of customized electronic components and subsystems, and the design and manufacture of distortion free commercial power units, power conversion devices and electronic devices for measurement and display. Its principal office is located at 80
 Cabot Court, Hauppauge, New York 11788.

(d)-(e) Mitchell Binder has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) 	Mitchell Binder is a citizen of the United States.


Item 3.	Source and Amount of Funds or Other Consideration.

Mitchell Binder was granted an option to purchase 25,000 shares of Common Stock at $3.00 per share, which become exercisable on March 27, 2003, pursuant to Orbit?s
1995 and 2000 Employee Stock Option Plans. The event which requires the filing of this Statement is Mr. Binder?s right to exercise the foregoing option and acquire 25,000 shares of Common Stock within 60 sixty days of the date hereof.
Should Mr. Binder exercise such option, he anticipates that the source of consideration paid to Orbit upon exercise would be personal funds.

Item 4.	Purpose of Transaction.

The option to purchase 25,000 shares of Common Stock was granted to Mitchell Binder pursuant to Orbit?s
1995 and 2000 Employee Stock Option Plans. Mr. Binder, as an
 officer and a director of Orbit, is eligible to receive stock options in both capacities.

Except as otherwise described herein, Mitchell Binder does not have any plans or proposals as of the date hereof which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D.




Item 5.	Interest in Securities of the Issuer.

(a) 	At the date of this Statement, Mitchell Binder beneficially
owns 170,762 shares of Common Stock of
Orbit, which includes options to purchase 164,030 shares of Orbit?s
 Common Stock, 25,000 of which are not
exercisable until March 27, 2003. This represents beneficial ownership of approximately 7.48% of the 2,120,195 total number of issued and outstanding shares of Common Stock of Orbit as of January 27, 2003. This amount does not include an option to purchase 25,000 shares of Common Stock of Orbit exercisable commencing on March 27, 2004.

(b) 	Mitchell Binder has sole disposition and voting power with
respect to all 170,762 shares of Common
Stock of Orbit beneficially owned by Mr. Binder.

(c) 	Not Applicable.

(d) 	Not Applicable.

(e) 	Not Applicable.


Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there exists no contract, arrangement, understanding or relationship
(legal or otherwise) between Mitchell Binder and any other person or entity with respect to any securities of Orbit, including, but not limited to, transfer or voting of any of the securities, finder?s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.	Material to be Filed as Exhibits.

None.


SIGNATURE

After reasonable inquiry and to the best of my knowledge
 and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: January 27, 2003



     	_/s/ Mitchell Binder___________
       Mitchell Binder






























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